October 30, 2023

Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (“Registrant”)
on behalf of the following series:
 T. Rowe Price Retirement 2005 Fund—I Class

  T. Rowe Price Retirement 2010 Fund—I Class

  T. Rowe Price Retirement 2015 Fund—I Class

  T. Rowe Price Retirement 2020 Fund—I Class

  T. Rowe Price Retirement 2025 Fund—I Class

  T. Rowe Price Retirement 2030 Fund—I Class

  T. Rowe Price Retirement 2035 Fund—I Class

  T. Rowe Price Retirement 2040 Fund—I Class

  T. Rowe Price Retirement 2045 Fund—I Class

  T. Rowe Price Retirement 2050 Fund—I Class

  T. Rowe Price Retirement 2055 Fund—I Class

  T. Rowe Price Retirement 2060 Fund—I Class

  T. Rowe Price Retirement 2065 Fund—I Class

  T. Rowe Price Retirement Balanced Fund—I Class (collectively the “Acquiring Funds”)

 File Nos.: 333-92380/811-21149

Dear Mr. Sutcliffe:

The following is in response to an additional comment provided by Ryan Sutcliffe on October 25, 2023 regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was filed on September 19, 2023, and relates to the reorganizations of the T. Rowe Retirement I Funds into the Acquiring Funds. On October 20, 2023, we responded to initial comments provided by Ryan Sutcliffe and Lauren Hamilton. Mr. Sutcliffe’s additional comment on the N-14 Registration Statement from October 25, 2023, and our response to that comment are set forth below.

Comment:

With respect to the Retirement 2060 Fund and Retirement 2065 Fund, the Staff disagrees with the characterization that the following factors—portfolio management; portfolio composition; investment objectives, policies, and restrictions; and expense structure—favor the acquiring funds being the accounting and performance survivors. It appears to the Staff that those factors are neutral. Please consider discussing any performance differences between the acquired and acquiring funds.

Response:

The Registrant acknowledges the similarities between each acquiring fund and its corresponding acquired fund on the various factors to be considered in determining the accounting and performance survivor of each reorganization. While the asset size of each of the Retirement I 2060 Fund and the Retirement I 2065 Fund is larger than that of its respective acquiring fund, it is not significantly larger. Further, the acquired funds will soon be closed to new investments. In addition, the Retirement 2060 Fund incepted before its corresponding acquired fund, while the Retirement 2065 Fund incepted at the same time as its corresponding acquired fund.

The Registrant submits that given the similarities between the surviving fund and the acquiring fund (which are also shared with the acquired fund, as noted in the analysis provided), it has determined that the acquiring fund will be the accounting and performance survivor of each reorganization.

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If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.